Exhibit 3.1

AMENDMENT TO TESSERA TECHNOLOGIES, INC.

AMENDED AND RESTATED BYLAWS

Dated: April 29, 2013

Pursuant to the resolutions duly adopted by the Board of Directors of Tessera Technologies, Inc., a Delaware corporation (the “Company”), effective April 29, 2013, the Amended and Restated Bylaws of the Company, dated September 14, 2011, as amended August 29, 2012, December 19, 2012, March 2, 2013 and March 25, 2013 (the “Bylaws”), are amended as follows.

Section 3.2 of the Bylaws is hereby amended by replacing the first sentence of Section 3.2 with the following: “Until changed by a proper amendment to this Section 3.2, the authorized number of directors shall be eight (8).”